UNITED STATES

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CRESCENT FINANCIAL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

225744 10 1 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225744 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Kenneth A. Lucas
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

144,920
6. Shared Voting Power

116,079
7. Sole Dispositive Power

144,920
8. Shared Dispositive Power

116,079

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

260,999
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Not Applicable.
11.	Percent of Class Represented by Amount in Row (9)

5.16%
12.	Type of Report Person (See Instructions)

IN

Item 1.	(a)	The Issuer Name is Crescent Financial Corporation

	(b)	The Issuer’s Principal Business Address is:

1005 High House Road Cary, NC 27513

Item 2.	(a)	Kenneth A. Lucas (the “Reporting Person”)

	(b)	The Reporting Person’s business address is 7424 Chapel Hill Road, Raleigh, NC 27607.

	(c)	The Reporting Person is a citizen of the United States of America.

	(d)	This filing relates to the common stock (the “Common Stock”), par value $1.00 per share, of Crescent Financial Corporation (the “Company”)

	(e)	The Company’s CUSIP number is 225744 10 1

Item 3.	Not Applicable

Item 4.	Ownership

(a) The Reporting Person beneficially owns 260,999 shares of Common Stock in the following manner: The Reporting Person solely owns 113,333 shares in certificate form, indirectly owns 115,570 shares as a member of an LLC of which the reporting person has a 33.33% interest, indirectly owns 509 shares held by a corporation of which the reporting person serves as President and solely owns 31,587 immediately exercisable stock options (the “Options”) to purchase Common Stock at a price of $4.98 per share. The Options expire on May 12, 2009.

(b) Percent of beneficial ownership of the class is 5.16%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

144,920

(ii) Shared power to vote or to direct the vote:

116,079

(iii) Sole power to dispose or to direct the disposition of:

144,920

(iv) Shared power to dispose or to direct the disposition of :

116,079

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2006
Date

/s/ Kenneth A. Lucas
Signature

Kenneth A. Lucas /Reporting Person
Name/Title